United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

   Vale Base Metals and Glencore Canada agree to evaluate development of Sudbury copper deposits Rio de Janeiro, December 2nd, 2025 - Vale informs that its subsidiary Vale Base Metals (“VBM”) today announced it has signed an agreement with Glencore Canada (“Glencore”) to jointly evaluate a potential brownfield copper development project at their adjacent properties in the Sudbury Basin. The agreement provides a framework to explore the significant synergies of mining both companies’ underground deposits via the existing shaft and infrastructure at Glencore’s Nickel Rim South Mine. Upon completion of this early work, the intention is that VBM and Glencore will transition to a joint venture as equal partners in the project. The project proposes deepening Glencore’s existing mine shaft and developing new drifts to access nearby copper deposits. The project is estimated to produce 880 kt of copper over 21 years with a capital cost of about US$ 1.6 billion to US$ 2.0 billion. The polymetallic geology of the Sudbury Basin means that in addition to copper the companies will also produce nickel, cobalt, gold, PGMs and other critical minerals. Detailed engineering, permitting and consultation work will occur in 2026. A final investment decision is expected in the first half of 2027. Marcelo Feriozzi Bacci Executive Vice President, Finance and Investor Relations For further information, please contact: Vale.RI@vale.com Thiago Lofiego: thiago.lofiego@vale.com Mariana Rocha: mariana.rocha@vale.com Luciana Oliveti: luciana.oliveti@vale.com Pedro Terra: pedro.terra@vale.com Patricia Tinoco: patricia.tinoco@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. Press Release

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: December 2, 2025		Director of Investor Relations